Exhibit 23.5
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Rexford Industrial Realty, Inc. and Rexford Industrial Realty, L.P. for the registration of common stock, preferred stock, depositary shares, warrants, rights, units, guarantees of debt securities and debt securities and to the incorporation by reference therein of our report dated February 4, 2024, with respect to the consolidated financial statements of Rexford Industrial Realty, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2025, and the financial statement schedules of Rexford Industrial Realty, Inc. included therein, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Los Angeles, California
October 23, 2026